NEWS RELEASE

SHAW ANNOUNCES 5% INCREASE IN DIVIDENDS TO $1.02 PER ANNUM

Calgary, Alberta (January 9, 2013) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has increased the equivalent annual dividend rate to $1.02 on its Class B Non-Voting Participating Shares and $1.0175 on its Class A Participating Shares. This represents an increase of 5% or $0.05 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence March 27, 2013. Based on the January 8, 2013 closing stock price, the new dividend rate represents a yield of 4.5% on the Class B Non-Voting Participating Shares.

With this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.085 on the Class B Non-Voting Participating Shares and $0.084792 on the Class A Participating Shares, payable on each of March 27, April 29 and May 30, 2013 to holders of record at the close of business on March 15, April 15 and May 15, 2013, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca